UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
 SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2020 (February 24, 2020)

Reliant Bancorp, Inc.
 (Exact Name of Registrant as Specified in its Charter)

Tennessee	001-37391	37-1641316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1736 Carothers Parkway, Suite 100 Brentwood, Tennessee	37027
(Address of Principal Executive Offices)	(Zip Code)

(615) 221-2020
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	RBNC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01	Other Events.

As previously announced, on October 22, 2019, Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PG Merger Sub, Inc., a Tennessee corporation and a wholly-owned subsidiary of Reliant (“Merger Sub”), and First Advantage Bancorp, a Tennessee corporation (“First Advantage”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into First Advantage (the “Merger”), with First Advantage surviving the Merger (First Advantage as the surviving entity of the Merger, the “Surviving Company”). As soon as reasonably practicable following the Merger and as part of a single integrated transaction, the Surviving Company will be merged with and into Reliant (the “Second Step Merger”), with Reliant as the surviving entity, on the terms and subject to the conditions set forth in the Merger Agreement. Immediately following the Second Step Merger, First Advantage Bank, a Tennessee-chartered commercial bank and a wholly-owned subsidiary of First Advantage, will merge with and into Reliant Bank, a Tennessee-chartered commercial bank and a wholly-owned subsidiary of Reliant (the “Bank Merger” and, together with the Merger and the Second Step Merger, the “Mergers”), with Reliant Bank to be the surviving entity, pursuant to a separate Agreement and Plan of Merger entered into by and between Reliant Bank and First Advantage Bank.

On February 24, 2020, First Advantage and Reliant were served with a complaint that was filed on January 27, 2020 by one purported shareholder of First Advantage to initiate a putative derivative and class action lawsuit against First Advantage, the members of First Advantage’s board of directors, Reliant, and Merger Sub in the Chancery Court of Davidson County, Tennessee, 20th Judicial District at Nashville, on behalf of himself and similarly situated First Advantage shareholders, captioned Parshall v. First Advantage Bancorp et al., Case No. 20-0108-III. The plaintiff generally alleges that (i) First Advantage’s board of directors breached its fiduciary obligations by approving the terms of the Merger, including allegedly inadequate merger consideration and certain deal protection devices, and making materially incomplete disclosures about the Merger to First Advantage shareholders and (ii) Reliant aided and abetted the First Advantage board of directors’ breach of its fiduciary obligations.  The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

Each of the defendants believes the claims asserted in the aforementioned complaint are without merit and intends to vigorously defend against the lawsuit. However, at this time, it is not possible to predict the outcome of the proceeding or its impact on Reliant, Merger Sub, First Advantage, or the Merger.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” “will,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements regarding the Mergers and each of the defendant’s defense against the lawsuit.

Reliant believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Except to the extent required by law, Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, Reliant filed a registration statement on Form S-4 (as it may be amended from time to time, the “registration statement”), with the U.S. Securities and Exchange Commission (the “SEC”) to register the shares of Reliant common stock that will be issued to First Advantage’s shareholders in connection with the Merger. The registration statement includes a joint proxy statement of Reliant and First Advantage and a prospectus of Reliant and other relevant materials pertaining to the Merger. The joint proxy statement/prospectus was sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the Merger. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE MERGER. Investors and security holders may obtain free copies of the registration statement and related joint proxy statement/prospectus, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Reliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the Merger. Certain information about the directors and executive officers of Reliant and First Advantage is included in the joint proxy statement/prospectus included in the registration statement filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus pertaining to the Merger. These documents can be obtained free of charge in the manner described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT BANCORP, INC.

Date: February 26, 2020
/s/ DeVan Ard, Jr.
DeVan Ard, Jr.
Chairman, President and CEO